

GRASIM
ADITYA BIRLA GROUP

April 12, 2006

82-3382

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA


06012884

SUPPL

Dear Sir,

Sub: Allotment of 18 Shares out of Share Capital Suspense

1. Please note that pursuant to the Scheme of Arrangement for Demerger of Cement Business of Aditya Birla Nuvo Ltd. (formerly Indian Rayon And Industries Ltd.) (ABNL) with the Company, 3 (three) Shares of the Company were allotted against every 10 (ten) Shares of ABNL held by the Shareholders of ABNL as on July 30, 1999, being the Record Date fixed by ABNL for the said purpose.

2. Out of the Shares allotted pursuant to the aforesaid Scheme of Arrangement, 15,849 shares were kept in abeyance in Share Capital Suspense Account as the title of the eligible Shareholders of ABNL was not clear. ABNL has now advised the Company that out of the said 15,849 shares, 18 Shares of the Company are required to be allotted to 1 (one) shareholder of ABNL as their title has now been cleared by the Hon'ble Special Court.

3. Accordingly, please note that out of the aforesaid 15,849 Shares kept in abeyance in Share Capital Suspense Account, 18 fully paid up equity shares of Rs.10/- each have been allotted by the Company on April 10, 2006. The said Shares shall rank pari passu with the existing equity shares of the Company.

This is for your information.

Thanking you,
Yours faithfully,

DKMalu
Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)